UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On December 13, 2022, Iris Energy Limited (the “Company”) held its Annual General Meeting of Shareholders.

The final results of the resolution submitted to a vote of the shareholders is as follows:

Resolution 1: Appointment of auditor

Our shareholders approved the re-appointment of Moore Australia Audit NSW as auditor of the Company for the purposes of the Company’s ASIC Audited Financial Statements (as defined in the Notice of Meeting) and that the directors be authorized to fix the remuneration of the auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: December 19, 2022	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director